

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 16, 2020

Dennis J. Block, Esq.
Greenberg Traurig, LLP
MetLife Building
200 Park Avenue
New York, NY 10166

  Re: Mack-Cali Realty Corporation
    DEFA14A filed March 16, 2020
    File No. 001-13274

Dear Mr. Block:

  We have reviewed the above-captioned filing, and have the following comment. Our comment may ask for additional information so that we may better understand the disclosure.

  Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comment applies to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

  After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

Schedule 14A

General

1. Communications made in reliance on Rule 14a-12 must identify the participants in the solicitation and describe the participants' "direct or indirect interests." The Company and its fellow participants did not include this information in its soliciting material filed on March 16 but instead referred security holders to the as-yet-unfiled "definitive proxy statement and other relevant solicitation materials filed by the Company." Please note that the legend must advise security holders where they can currently obtain such information as opposed to referring them to future filings. See Rule 14a-12(a)(l)(i) and SEC Release No. 33-7760, including the release text accompanying footnote 77 (October 22, 1999). Please provide this information in all future soliciting materials.

  We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-8094 with any questions.

Sincerely,

/s/ David M. Plattner

David M. Plattner
Special Counsel
Office of Mergers and Acquisitions